THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, SUCH REGISTRATION, AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE FORM AND SUBSTANCE OF WHICH IS ACCEPTABLE TO THE ISSUER.

MERRIMAN CURHAN FORD GROUP, INC.

SECURED PROMISSORY NOTE

$500,000	July 31, 2009

San Francisco, California

FOR VALUE RECEIVED, and upon and subject to the terms and conditions set forth herein, MERRIMAN CURHAN FORD GROUP, INC., a Delaware corporation (“Issuer”), hereby promises to pay to the order of_____________________________________, (together with its permitted successors and assigns, “Holder”), the principal sum of FIVE HUNDRED THOUSAND UNITED STATED DOLLARS (U.S. $500,000) on the Maturity Date, together with interest as provided herein.

1.           Maturity Date.  This Note will mature, and be due and payable in full, on the earlier of (i) July 31, 2012; or (ii) 5 days following the written demand of Holder given in accordance with the provisions of Section 10 hereof.  “Maturity Date” shall mean the earlier to occur of (i) or (ii) above.

2.           Interest.  From and after the date hereof, all outstanding principal of this Note will bear interest on the outstanding principal balance at the rate of Nine Percent (9.00%) per annum. Outstanding interest shall be paid on the Maturity Date.  Upon the occurrence and during the continuance of any Event of Default (as hereinafter defined) under this Note, all outstanding principal of this Note shall bear interest at the rate of Fifteen Percent (15%) per annum. All accrued but unpaid interest on this Note shall be payable on the Maturity Date or on such earlier date as this Note shall be prepaid.

3.           Guaranty.

(a)  The undersigned, D. Jonathan Merriman, an individual (“Merriman”), and Peter V. Coleman, an individual (“Coleman”) (each of Merriman and Coleman a “Guarantor” and collectively the “Guarantors”), each having a financial interest in Issuer, and benefiting from any financial accommodations provided or credit extended by Holder to Issuer, each hereby, jointly and severally, absolutely and unconditionally personally guaranties the payment by Issuer to Holder of all amounts due and owing now, and from time to time hereafter, from Issuer to Holder evidenced by this Note (collectively, the “Liabilities”).

(b)           Each Guarantor further agrees that to the extent that Issuer makes a payment or payments to Holder, which payment or payments, or any part thereof, are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to Issuer, their respective estates, trustees, receivers or any other person or entity, then the Liabilities shall be reinstated to the extent of and as of the date of such payment or repayment.  Each Guarantor does hereby acknowledge that he or she may have rights of indemnification, contribution, reimbursement or exoneration from Issuer if either or both Guarantors assume or perform his or her obligations under this Guaranty.  Each Guarantor understands the benefits of having such rights.  These benefits include, but are not limited to:  (i) a Guarantor’s right to the reimbursement from Issuer of all money spent from the Guarantor’s performance of his obligations under this guaranty, and (ii) a Guarantor’s right to succeed to any position held by Holder after a Guarantor has fulfilled its obligations under this Guaranty.  Each Guarantor, in further consideration of Holder extending financial accommodations, however, knowingly and voluntarily waives and relinquishes any right of indemnification, contribution, reimbursement, and exoneration from Issuer which may arise, until such time as Holder has been indefeasably paid in full with respect to the Liabilities  (it being understood that, following such time, each Guarantor may exercise all rights it may have against the Issuer with respect to payments under this Guaranty) .

  (c)          This Guaranty and the full and timely payment of the Liabilities shall be a continuing, absolute and unconditional guaranty of payment and not of collection, and the obligations of the Guarantors under this Guaranty may be enforced directly against such Guarantor independently of and without proceeding against Issuer or any other guarantor(s) or foreclosing any collateral pledged to Holder.  Each Guarantor unconditionally and irrevocably waives each and every defense which would otherwise impair, restrict, diminish, or affect any of the Guarantors’ liabilities or obligations, or Holder’s rights or remedies under this Guaranty, including, without limitation, set-off; counterclaim; reduction of any obligation; or notice of acceptance, default, dishonor, protest or presentment.  Without limiting the foregoing, Holder shall have the exclusive right from time to time without impairing, restricting, diminishing, or affecting any of the Guarantors’ liabilities or obligations hereunder, and without notice of any kind to either Guarantor, to: (i) provide additional extensions of credit and other financial accommodations to Issuer; (ii) renew, extend, accelerate, modify, or otherwise change the terms of any instrument, agreement, or document between Holder and Issuer; (iii) accept partial payments on Issuer’s liabilities to Holder; (iv) take and hold collateral or security to secure Issuer’s liabilities or obligations to Holder, or take any other guaranty to the same; (v) in its sole discretion, apply any such collateral or security, and direct the order or manner of sale thereof, and the application of the proceeds thereof; and (vi) settle, release, compromise, collect, or otherwise liquidate Issuer’s liabilities or obligations or exchange, enforce, sell, lease, use, maintain, and release any collateral or security therefor in any manner, without affecting or impairing any of the Guarantors’ liabilities or obligations hereunder.  Nothing contained in this guaranty, except the full and timely payment of Issuer’s liabilities and obligations to Holder, shall operate to discharge any of Guarantors’ liabilities or obligations hereunder.

(d) Each Guarantor agrees to pay all costs, expenses, and fees, including reasonable attorneys’ fees, which may be incurred by Holder in enforcing this Guaranty or otherwise protecting its rights.  This Guaranty shall be binding upon each Guarantor, each Guarantor’s heirs, successors, assigns, and representatives, and shall inure to the benefit of Holder, and each of its successors, assigns, affiliates, and shareholders and may be assigned by Holder without notice to the Guarantors.  No extension of time, failure to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof.

4.           Additional Consideration; Warrants.  As additional consideration to Holder, and a material inducement to Holder to loan funds to the Issuer pursuant to this Note, and as consideration to the Guarantors to guaranty this Note, Issuer agrees to issue warrants to purchase Common Stock of the Company at an exercise price of $0.65 per share in the forms attached hereto as Exhibit A (the ”Warrants”) in the following amounts: (i) Warrants to purchase 1,162,791 shares of Common Stock to Holder; (ii) Warrants to purchase 581,395 shares of Common Stock to Merriman; and (iii) Warrants to purchase 581,395 shares of Common Stock to Coleman.

5.           Cash Prepayment. At any time prior to repayment of this Note, the Issuer my elect to repay all or a portion of the outstanding principal and any accrued interest on this Note in cash without notice of prepayment.

6.           No Rights as a Shareholder.  This Note, as such, shall not entitle Holder to any rights as a stockholder of Issuer.

7.           Security.  Repayment of this Note is secured by a security interest in substantially all the assets of Issuer, other than (a) any and all proceeds of insurance litigation and the Fidelity insurance policy; and (b) any and all commercial tort claims held by Issuer, including, but not limited to, the insurance litigation and the Fidelity insurance,  pursuant to the security agreement attached hereto as Exhibit B (the “Security Agreement”), together with any related collateral assignments and such other necessary documents entered into by Issuer in favor of Holder.  Issuer is also party to a security agreement (the “Prior Security Agreement”) with holders of the notes issued pursuant to the Subscription Agreement (the “Subscription Agreement”), by and among the Company and the purchasers set forth on Schedule A thereto, dated June 1, 2009.  Issuer shall use commercially reasonable efforts to secure the agreement of all parties to the Prior Security Agreement to subordinate their security interest to Holder within 60 days of the date hereof.

8.          Transfer.  Purchaser may transfer this Note in compliance with applicable U.S. federal and state and/or foreign securities laws.

9.           Events of Default.  If there shall be any Event of Default hereunder, at the option and upon the declaration of and upon written notice to Issuer (which declaration and notice shall not be required in the case of an Event of Default under Section 9(c) or 9(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. Subject to the provisions hereof, Holder shall have all rights and may exercise any remedies available to it under law, successively or concurrently.  The occurrence of any one or more of the following shall constitute an Event of Default:

(a)           Issuer fails to pay (i) when due any principal payment on the due date hereunder or (ii) any interest or other payment required under the terms of this Note on the date due and any such payment described in (i) or (ii) above shall not have been made within three (3) business days of Issuer's receipt of Holder's written notice to Issuer of such failure to pay;

(b)           Issuer fails to perform any covenant under this Note in a timely manner after Issuer's receipt of Holder's written notice to Issuer of such failure and a fifteen day cure period; or any representation or warranty of Issuer hereunder shall be inaccurate in any material respect when made;

(c)           Issuer (i) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property; (ii) is unable, or admits in writing its inability, to pay its debts generally as they mature; (iii) makes a general assignment for the benefit of its or any of its creditors; (iv) is dissolved or liquidated in full or in part; (v) becomes insolvent (as such term may be defined or interpreted under any applicable statute); (vi) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consents to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or (vii) takes any action for the purpose of effecting any of the foregoing;

(d)       Proceedings for the appointment of a receiver, trustee, liquidator or custodian of Issuer or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to Issuer or the debts thereof under any bankruptcy, insolvency or other similar law or hereafter in effect are commenced and an order for relief entered or such proceeding is not be dismissed or discharged within thirty (30) days of commencement;

(e)        Issuer is in default under any indebtedness of Issuer in excess of One Hundred Thousand Dollars ($100,000) (“Material Indebtedness”) or in the performance of or compliance with any term of any evidence of any such indebtedness or of any mortgage, indenture or other agreement relating thereto the effect of which is to cause such indebtedness  to become due and payable before its stated maturity or before its regularly scheduled dates of payment, and such default, event or condition continues for more than the period of grace, if any, specified therein and not waived pursuant thereto; provided, however, that for purposes of this Section 9(e), indebtedness shall not include trade payables, compensation to employees, officers or directors or other obligations arising in the ordinary course of the business of the Issuer.

10.        Notices.  All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Issuer, to: Merriman Curhan Ford Group, Inc., 600 California Street, 9th Floor, San Francisco, California 94108, Attention: Chief Financial Officer, telecopier: (415) 415-248-5690, (ii) if to the Holder to: the address and telecopier number indicated in the Company’s records, as may be updated in accordance with the provisions hereof.

11.         Governing Law.  This Note shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Note shall be brought only in the state courts of State of California located in the city and county of San Francisco or in the federal courts located in the city and county of San Francisco, California. The parties and the individuals executing this Note and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. In the event that any provision of this Note or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement.

[Remainder of page intentionally blank]

 IN WITNESS WHEREOF, Issuer has caused this Note to be duly executed by an authorized signatory as of the date first written above.

MERRIMAN CURHAN FORD GROUP, INC.

By:
Name:
Title:

GUARANTORS

MERRIMAN

D. Jonathan Merriman

COLEMAN

Peter V. Coleman

[Signature page to Secured Promissory Note]